RECEIVED

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 10 October 2007

07027576

SUPPL

Dear Sir

J Sainsbury Announces: Second Quarter Trading Statement for 16 weeks to 6 October 2007.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 10th October 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Enc

10 October 2007

Second Quarter Trading Statement for 16 weeks to 6 October 2007

RECEIVED

2007 OCT 25 A 10:30

Highlights

- **Total sales for second quarter up 3.8 per cent (4.7 per cent excluding fuel)**
- **Like-for-like sales for second quarter up 2.6 per cent (3.1 per cent excluding fuel)**
- **Eleventh consecutive quarter of like-for-like sales growth**
- **Like-for-like sales for the first half up 3.3 per cent (4.0 per cent excluding fuel)**

Justin King, chief executive, said: "We are pleased to report that like-for-like sales in the second quarter, excluding fuel, grew by 3.1 per cent. This result represents strong sales growth in a quarter with some very tough comparatives, particularly during the first six weeks where exceptionally warm weather helped to deliver additional growth across the business last year. Our two-year like-for-like growth remains at around ten per cent, building on the excellent results delivered last year. Total sales for the second quarter, excluding fuel, grew by 4.7 per cent as we continued to outperform the grocery market. (1)

"Growth in customer transactions continues to drive an increase in customer spending. Volumes remained strong over the first half as we delivered like-for-like sales growth, excluding fuel, of 4.0 per cent, in line with our expectations for the current year.

"We maintained our competitive position during the quarter reducing prices on another 7,000 products and also reinforced our strong heritage in quality products, launching our 'Different Values' campaign. We are proud to announce today that our entire range of own-brand tea will become 100 per cent Fairtrade over the next three years. This will make Sainsbury's the UK's biggest Fairtrade tea retailer and will triple Fairtrade tea sales in the UK. This is of a similar and significant scale as the conversion of all our bananas to Fairtrade, which was completed during this quarter. It will create an increased return of around £2 million each year for developing countries. The first tea to be converted will be Sainsbury's Red Label tea, a 100-year-old brand, which still comes from the same supplier over a century later.

"We were delighted to be named 'Supermarket of the Year' for the second year running at the Retail Industry Awards last month. (2) In winning this award we were acknowledged by the judges for being "at the leading edge of food". We also received awards highlighting the achievements we have made within our fresh produce, seafood and beers, wines and spirits offering.

"We are increasing the capacity of our supply chain, enabling us to deliver greater operational flexibility and meet future volume growth. Our new depot in Northampton will open later this month. The depot is the UK's most energy efficient distribution centre using half the energy of similar buildings. The environmental initiatives at the site include its own power plant providing a significant proportion of the electricity required for the depot and rainwater collection which will reduce water consumption by half.

"As announced last week, we will be relocating our store support centre to Kings Cross in London from early 2011. This move is driven primarily to remove unnecessary cost within the business and the transfer will significantly reduce our central office costs from 2011/12. The building will boast some impressive environmental credentials which support our aim to reduce energy use across our business.

"We have delivered a good first half sales performance in line with our expectations for the current year despite the poor summer weather. The market remains competitive but our business continues to operate from a strong position, delivering growth and operational improvements each quarter. We remain ahead of our Making Sainsbury's Great Again three-year target to grow sales by £2.5 billion by March 2008, having now delivered £2.3 billion of additional sales and we are confident in our ability to deliver the new space and sales growth targets which we outlined in May 2007."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

(3) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(4) A conference call will take place at 8.45am BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 12 October 2007.

(5) Sainsbury's will announce its interim results on 14 November 2007.

(6) Sales results for the year to date:

2007/08	**Q1**	**Q2**	**H1**
Sales growth including petrol (%)			
Total	5.7	3.8	4.7
Lfl	4.4	2.6	3.3
Sales growth excluding petrol (%)			
Total	6.7	4.7	5.7
Lfl	5.1	3.1	4.0

10 October 2007

Second Quarter Trading Statement for 16 weeks to 6 October 2007

Highlights

- **Total sales for second quarter up 3.8 per cent (4.7 per cent excluding fuel)**
- **Like-for-like sales for second quarter up 2.6 per cent (3.1 per cent excluding fuel)**
- **Eleventh consecutive quarter of like-for-like sales growth**
- **Like-for-like sales for the first half up 3.3 per cent (4.0 per cent excluding fuel)**

Justin King, chief executive, said: "We are pleased to report that like-for-like sales in the second quarter, excluding fuel, grew by 3.1 per cent. This result represents strong sales growth in a quarter with some very tough comparatives, particularly during the first six weeks where exceptionally warm weather helped to deliver additional growth across the business last year. Our two-year like-for-like growth remains at around ten per cent, building on the excellent results delivered last year. Total sales for the second quarter, excluding fuel, grew by 4.7 per cent as we continued to outperform the grocery market. (1)

"Growth in customer transactions continues to drive an increase in customer spending. Volumes remained strong over the first half as we delivered like-for-like sales growth, excluding fuel, of 4.0 per cent, in line with our expectations for the current year.

"We maintained our competitive position during the quarter reducing prices on another 7,000 products and also reinforced our strong heritage in quality products, launching our 'Different Values' campaign. We are proud to announce today that our entire range of own-brand tea will become 100 per cent Fairtrade over the next three years. This will make Sainsbury's the UK's biggest Fairtrade tea retailer and will triple Fairtrade tea sales in the UK. This is of a similar and significant scale as the conversion of all our bananas to Fairtrade, which was completed during this quarter. It will create an increased return of around £2 million each year for developing countries. The first tea to be converted will be Sainsbury's Red Label tea, a 100-year-old brand, which still comes from the same supplier over a century later.

"We were delighted to be named 'Supermarket of the Year' for the second year running at the Retail Industry Awards last month. (2) In winning this award we were acknowledged by the judges for being "at the leading edge of food". We also received awards highlighting the achievements we have made within our fresh produce, seafood and beers, wines and spirits offering.

"We are increasing the capacity of our supply chain, enabling us to deliver greater operational flexibility and meet future volume growth. Our new depot in Northampton will open later this month. The depot is the UK's most energy efficient distribution centre using half the energy of similar buildings. The environmental initiatives at the site include its own power plant providing a significant proportion of the electricity required for the depot and rainwater collection which will reduce water consumption by half.

"As announced last week, we will be relocating our store support centre to Kings Cross in London from early 2011. This move is driven primarily to remove unnecessary cost within the business and the transfer will significantly reduce our central office costs from 2011/12. The building will boast some impressive environmental credentials which support our aim to reduce energy use across our business.

"We have delivered a good first half sales performance in line with our expectations for the current year despite the poor summer weather. The market remains competitive but our business continues to operate from a strong position, delivering growth and operational improvements each quarter. We remain ahead of our Making Sainsbury's Great Again three-year target to grow sales by £2.5 billion by March 2008, having now delivered £2.3 billion of additional sales and we are confident in our ability to deliver the new space and sales growth targets which we outlined in May 2007."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

(3) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(4) A conference call will take place at 8.45am BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 12 October 2007.

(5) Sainsbury's will announce its interim results on 14 November 2007.

(6) Sales results for the year to date:

2007/08	**Q1**	**Q2**	**H1**
Sales growth including petrol (%)			
Total	5.7	3.8	4.7
Lfl	4.4	2.6	3.3
Sales growth excluding petrol (%)			
Total	6.7	4.7	5.7
Lfl	5.1	3.1	4.0

10 October 2007

Second Quarter Trading Statement for 16 weeks to 6 October 2007

Highlights

- **Total sales for second quarter up 3.8 per cent (4.7 per cent excluding fuel)**
- **Like-for-like sales for second quarter up 2.6 per cent (3.1 per cent excluding fuel)**
- **Eleventh consecutive quarter of like-for-like sales growth**
- **Like-for-like sales for the first half up 3.3 per cent (4.0 per cent excluding fuel)**

Justin King, chief executive, said: "We are pleased to report that like-for-like sales in the second quarter, excluding fuel, grew by 3.1 per cent. This result represents strong sales growth in a quarter with some very tough comparatives, particularly during the first six weeks where exceptionally warm weather helped to deliver additional growth across the business last year. Our two-year like-for-like growth remains at around ten per cent, building on the excellent results delivered last year. Total sales for the second quarter, excluding fuel, grew by 4.7 per cent as we continued to outperform the grocery market. (1)

"Growth in customer transactions continues to drive an increase in customer spending. Volumes remained strong over the first half as we delivered like-for-like sales growth, excluding fuel, of 4.0 per cent, in line with our expectations for the current year.

"We maintained our competitive position during the quarter reducing prices on another 7,000 products and also reinforced our strong heritage in quality products, launching our 'Different Values' campaign. We are proud to announce today that our entire range of own-brand tea will become 100 per cent Fairtrade over the next three years. This will make Sainsbury's the UK's biggest Fairtrade tea retailer and will triple Fairtrade tea sales in the UK. This is of a similar and significant scale as the conversion of all our bananas to Fairtrade, which was completed during this quarter. It will create an increased return of around £2 million each year for developing countries. The first tea to be converted will be Sainsbury's Red Label tea, a 100-year-old brand, which still comes from the same supplier over a century later.

"We were delighted to be named 'Supermarket of the Year' for the second year running at the Retail Industry Awards last month. (2) In winning this award we were acknowledged by the judges for being "at the leading edge of food". We also received awards highlighting the achievements we have made within our fresh produce, seafood and beers, wines and spirits offering.

"We are increasing the capacity of our supply chain, enabling us to deliver greater operational flexibility and meet future volume growth. Our new depot in Northampton will open later this month. The depot is the UK's most energy efficient distribution centre using half the energy of similar buildings. The environmental initiatives at the site include its own power plant providing a significant proportion of the electricity required for the depot and rainwater collection which will reduce water consumption by half.

"As announced last week, we will be relocating our store support centre to Kings Cross in London from early 2011. This move is driven primarily to remove unnecessary cost within the business and the transfer will significantly reduce our central office costs from 2011/12. The building will boast some impressive environmental credentials which support our aim to reduce energy use across our business.

"We have delivered a good first half sales performance in line with our expectations for the current year despite the poor summer weather. The market remains competitive but our business continues to operate from a strong position, delivering growth and operational improvements each quarter. We remain ahead of our Making Sainsbury's Great Again three-year target to grow sales by £2.5 billion by March 2008, having now delivered £2.3 billion of additional sales and we are confident in our ability to deliver the new space and sales growth targets which we outlined in May 2007."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Based on TNS total grocers on a 12 week period to 9 September 2007.
(2) Announced on 27 September 2007 at the 2007 Retail Industry Awards.
(3) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.
(4) A conference call will take place at 8.45am BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 12 October 2007.
(5) Sainsbury's will announce its interim results on 14 November 2007.
(6) Sales results for the year to date:

2007/08	Q1	Q2	H1
Sales growth including petrol (%)			
Total	5.7	3.8	4.7
Lfl	4.4	2.6	3.3
Sales growth excluding petrol (%)			
Total	6.7	4.7	5.7
Lfl	5.1	3.1	4.0

10 October 2007

Second Quarter Trading Statement for 16 weeks to 6 October 2007

Highlights

- **Total sales for second quarter up 3.8 per cent (4.7 per cent excluding fuel)**
- **Like-for-like sales for second quarter up 2.6 per cent (3.1 per cent excluding fuel)**
- **Eleventh consecutive quarter of like-for-like sales growth**
- **Like-for-like sales for the first half up 3.3 per cent (4.0 per cent excluding fuel)**

Justin King, chief executive, said: "We are pleased to report that like-for-like sales in the second quarter, excluding fuel, grew by 3.1 per cent. This result represents strong sales growth in a quarter with some very tough comparatives, particularly during the first six weeks where exceptionally warm weather helped to deliver additional growth across the business last year. Our two-year like-for-like growth remains at around ten per cent, building on the excellent results delivered last year. Total sales for the second quarter, excluding fuel, grew by 4.7 per cent as we continued to outperform the grocery market. (1)

"Growth in customer transactions continues to drive an increase in customer spending. Volumes remained strong over the first half as we delivered like-for-like sales growth, excluding fuel, of 4.0 per cent, in line with our expectations for the current year.

"We maintained our competitive position during the quarter reducing prices on another 7,000 products and also reinforced our strong heritage in quality products, launching our 'Different Values' campaign. We are proud to announce today that our entire range of own-brand tea will become 100 per cent Fairtrade over the next three years. This will make Sainsbury's the UK's biggest Fairtrade tea retailer and will triple Fairtrade tea sales in the UK. This is of a similar and significant scale as the conversion of all our bananas to Fairtrade, which was completed during this quarter. It will create an increased return of around £2 million each year for developing countries. The first tea to be converted will be Sainsbury's Red Label tea, a 100-year-old brand, which still comes from the same supplier over a century later.

"We were delighted to be named 'Supermarket of the Year' for the second year running at the Retail Industry Awards last month. (2) In winning this award we were acknowledged by the judges for being "at the leading edge of food". We also received awards highlighting the achievements we have made within our fresh produce, seafood and beers, wines and spirits offering.

"We are increasing the capacity of our supply chain, enabling us to deliver greater operational flexibility and meet future volume growth. Our new depot in Northampton will open later this month. The depot is the UK's most energy efficient distribution centre using half the energy of similar buildings. The environmental initiatives at the site include its own power plant providing a significant proportion of the electricity required for the depot and rainwater collection which will reduce water consumption by half.

"As announced last week, we will be relocating our store support centre to Kings Cross in London from early 2011. This move is driven primarily to remove unnecessary cost within the business and the transfer will significantly reduce our central office costs from 2011/12. The building will boast some impressive environmental credentials which support our aim to reduce energy use across our business.

"We have delivered a good first half sales performance in line with our expectations for the current year despite the poor summer weather. The market remains competitive but our business continues to operate from a strong position, delivering growth and operational improvements each quarter. We remain ahead of our Making Sainsbury's Great Again three-year target to grow sales by £2.5 billion by March 2008, having now delivered £2.3 billion of additional sales and we are confident in our ability to deliver the new space and sales growth targets which we outlined in May 2007."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

(3) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(4) A conference call will take place at 8.45am BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 12 October 2007.

(5) Sainsbury's will announce its interim results on 14 November 2007.

(6) Sales results for the year to date:

2007/08	**Q1**	**Q2**	**H1**
Sales growth including petrol (%)			
Total	5.7	3.8	4.7
Lfl	4.4	2.6	3.3
Sales growth excluding petrol (%)			
Total	6.7	4.7	5.7
Lfl	5.1	3.1	4.0

10 October 2007

Second Quarter Trading Statement for 16 weeks to 6 October 2007

Highlights

- **Total sales for second quarter up 3.8 per cent (4.7 per cent excluding fuel)**
- **Like-for-like sales for second quarter up 2.6 per cent (3.1 per cent excluding fuel)**
- **Eleventh consecutive quarter of like-for-like sales growth**
- **Like-for-like sales for the first half up 3.3 per cent (4.0 per cent excluding fuel)**

Justin King, chief executive, said: "We are pleased to report that like-for-like sales in the second quarter, excluding fuel, grew by 3.1 per cent. This result represents strong sales growth in a quarter with some very tough comparatives, particularly during the first six weeks where exceptionally warm weather helped to deliver additional growth across the business last year. Our two-year like-for-like growth remains at around ten per cent, building on the excellent results delivered last year. Total sales for the second quarter, excluding fuel, grew by 4.7 per cent as we continued to outperform the grocery market. (1)

"Growth in customer transactions continues to drive an increase in customer spending. Volumes remained strong over the first half as we delivered like-for-like sales growth, excluding fuel, of 4.0 per cent, in line with our expectations for the current year.

"We maintained our competitive position during the quarter reducing prices on another 7,000 products and also reinforced our strong heritage in quality products, launching our 'Different Values' campaign. We are proud to announce today that our entire range of own-brand tea will become 100 per cent Fairtrade over the next three years. This will make Sainsbury's the UK's biggest Fairtrade tea retailer and will triple Fairtrade tea sales in the UK. This is of a similar and significant scale as the conversion of all our bananas to Fairtrade, which was completed during this quarter. It will create an increased return of around £2 million each year for developing countries. The first tea to be converted will be Sainsbury's Red Label tea, a 100-year-old brand, which still comes from the same supplier over a century later.

"We were delighted to be named 'Supermarket of the Year' for the second year running at the Retail Industry Awards last month. (2) In winning this award we were acknowledged by the judges for being "at the leading edge of food". We also received awards highlighting the achievements we have made within our fresh produce, seafood and beers, wines and spirits offering.

"We are increasing the capacity of our supply chain, enabling us to deliver greater operational flexibility and meet future volume growth. Our new depot in Northampton will open later this month. The depot is the UK's most energy efficient distribution centre using half the energy of similar buildings. The environmental initiatives at the site include its own power plant providing a significant proportion of the electricity required for the depot and rainwater collection which will reduce water consumption by half.

"As announced last week, we will be relocating our store support centre to Kings Cross in London from early 2011. This move is driven primarily to remove unnecessary cost within the business and the transfer will significantly reduce our central office costs from 2011/12. The building will boast some impressive environmental credentials which support our aim to reduce energy use across our business.

"We have delivered a good first half sales performance in line with our expectations for the current year despite the poor summer weather. The market remains competitive but our business continues to operate from a strong position, delivering growth and operational improvements each quarter. We remain ahead of our Making Sainsbury's Great Again three-year target to grow sales by £2.5 billion by March 2008, having now delivered £2.3 billion of additional sales and we are confident in our ability to deliver the new space and sales growth targets which we outlined in May 2007."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

(3) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(4) A conference call will take place at 8.45am BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 12 October 2007.

(5) Sainsbury's will announce its interim results on 14 November 2007.

(6) Sales results for the year to date:

2007/08	**Q1**	**Q2**	**H1**
Sales growth including petrol (%)			
Total	5.7	3.8	4.7
Lfl	4.4	2.6	3.3
Sales growth excluding petrol (%)			
Total	6.7	4.7	5.7
Lfl	5.1	3.1	4.0

RECEIVED

2007 OCT 25 A 10:27

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 08 October 2007

Dear Sir

J Sainsbury Announces: New Operating Board Appointment.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 8th October 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above.
Registered number 185647 England

20/000677 C:\SECSHARE\Compliance\Close\Securities and Exchange Commission Letter.24 04 06.doc

100% post consumer waste recycled paper

October 8, 2007

SAINSBURY'S ANNOUNCES NEW OPERATING BOARD APPOINTMENT

Sainsbury's has appointed Dido Harding to the role of convenience director. She will join Sainsbury's in the Spring of 2008 and will also be a member of the company's Operating Board. Dido is currently with Tesco where she has held a variety of senior roles both in their UK and international businesses. She has considerable retail experience, including strategic roles at Kingfisher and Thomas Cook, and began her career as a consultant with McKinsey.

Dido will take over from Lawrence Christensen who has been leading the division since June 2006, and who was previously Sainsbury's supply chain director for two years. Lawrence will continue to lead Sainsbury's Convenience until Dido arrives and completes a period of induction.

Justin King, Sainsbury's chief executive said: "We're delighted to welcome Dido to Sainsbury's and look forward to her arrival. I am also very grateful to Lawrence for the significant contribution he has made to developing our convenience business. I am sure his support will be invaluable to Dido as we welcome her to the business.

"Growing our presence in the convenience channel has been an important part of our Making Sainsbury's Great Again plans. We've made great progress over the past three years, both through acquisitions and also new store openings, but we know there is further potential. Dido's combination of marketing, trading and operational experience means she is ideally qualified to lead the next stage of this development."

Sainsbury's currently operates 305 convenience stores, and recently acquired 15 stores from Kwik Save. In 2004, the Company committed to growing sales in the Convenience division by £400m by March 2008. In addition, new 3-year targets were set out in May 2007 with plans to open 100 new convenience stores by March 2010.

- Ends -

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 7295

Notes to editors

Dido Harding career summary:

- 2001-to date, Tesco Plc
  - 2006 to date, CEO Development Program
  - 2004-2006 International Support Director
  - 2001-2004 Commercial Director, Added Value Foods (UK)
- 1998-2001, Kingfisher Plc
- 1995-1998, Thomas Cook Ltd
- 1988-1995, McKinsey & Co

Sainsbury's Operating Board members:

- Justin King, chief executive officer*
- Darren Shapland, chief financial officer*
- Mike Coupe, trading director*
- Roger Burnley, supply chain director
- Ken McMeikan, retail director
- Imelda Walsh, HR director
- Gwyn Burr, customer director

*Also members of J Sainsbury plc Board

October 8, 2007

SAINSBURY'S ANNOUNCES NEW OPERATING BOARD APPOINTMENT

Sainsbury's has appointed Dido Harding to the role of convenience director. She will join Sainsbury's in the Spring of 2008 and will also be a member of the company's Operating Board. Dido is currently with Tesco where she has held a variety of senior roles both in their UK and international businesses. She has considerable retail experience, including strategic roles at Kingfisher and Thomas Cook, and began her career as a consultant with McKinsey.

Dido will take over from Lawrence Christensen who has been leading the division since June 2006, and who was previously Sainsbury's supply chain director for two years. Lawrence will continue to lead Sainsbury's Convenience until Dido arrives and completes a period of induction.

Justin King, Sainsbury's chief executive said: "We're delighted to welcome Dido to Sainsbury's and look forward to her arrival. I am also very grateful to Lawrence for the significant contribution he has made to developing our convenience business. I am sure his support will be invaluable to Dido as we welcome her to the business.

"Growing our presence in the convenience channel has been an important part of our Making Sainsbury's Great Again plans. We've made great progress over the past three years, both through acquisitions and also new store openings, but we know there is further potential. Dido's combination of marketing, trading and operational experience means she is ideally qualified to lead the next stage of this development."

Sainsbury's currently operates 305 convenience stores, and recently acquired 15 stores from Kwik Save. In 2004, the Company committed to growing sales in the Convenience division by £400m by March 2008. In addition, new 3-year targets were set out in May 2007 with plans to open 100 new convenience stores by March 2010.

- Ends -

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 7295

Notes to editors

Dido Harding career summary:

- 2001-to date, Tesco Plc
  - 2006 to date, CEO Development Program
  - 2004-2006 International Support Director
  - 2001-2004 Commercial Director, Added Value Foods (UK)
- 1998-2001, Kingfisher Plc
- 1995-1998, Thomas Cook Ltd
- 1988-1995, McKinsey & Co

Sainsbury's Operating Board members:

- Justin King, chief executive officer*
- Darren Shapland, chief financial officer*
- Mike Coupe, trading director*
- Roger Burnley, supply chain director
- Ken McMeikan, retail director
- Imelda Walsh, HR director
- Gwyn Burr, customer director

*Also members of J Sainsbury plc Board

October 8, 2007

SAINSBURY'S ANNOUNCES NEW OPERATING BOARD APPOINTMENT

Sainsbury's has appointed Dido Harding to the role of convenience director. She will join Sainsbury's in the Spring of 2008 and will also be a member of the company's Operating Board. Dido is currently with Tesco where she has held a variety of senior roles both in their UK and international businesses. She has considerable retail experience, including strategic roles at Kingfisher and Thomas Cook, and began her career as a consultant with McKinsey.

Dido will take over from Lawrence Christensen who has been leading the division since June 2006, and who was previously Sainsbury's supply chain director for two years. Lawrence will continue to lead Sainsbury's Convenience until Dido arrives and completes a period of induction.

Justin King, Sainsbury's chief executive said: "We're delighted to welcome Dido to Sainsbury's and look forward to her arrival. I am also very grateful to Lawrence for the significant contribution he has made to developing our convenience business. I am sure his support will be invaluable to Dido as we welcome her to the business.

"Growing our presence in the convenience channel has been an important part of our Making Sainsbury's Great Again plans. We've made great progress over the past three years, both through acquisitions and also new store openings, but we know there is further potential. Dido's combination of marketing, trading and operational experience means she is ideally qualified to lead the next stage of this development."

Sainsbury's currently operates 305 convenience stores, and recently acquired 15 stores from Kwik Save. In 2004, the Company committed to growing sales in the Convenience division by £400m by March 2008. In addition, new 3-year targets were set out in May 2007 with plans to open 100 new convenience stores by March 2010.

- Ends -

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 7295

Notes to editors
Dido Harding career summary:

- 2001-to date, Tesco Plc
  - 2006 to date, CEO Development Program
  - 2004-2006 International Support Director
  - 2001-2004 Commercial Director, Added Value Foods (UK)
- 1998-2001, Kingfisher Plc
- 1995-1998, Thomas Cook Ltd
- 1988-1995, McKinsey & Co

Sainsbury's Operating Board members:

- Justin King, chief executive officer*
- Darren Shapland, chief financial officer*
- Mike Coupe, trading director*
- Roger Burnley, supply chain director
- Ken McMeikan, retail director
- Imelda Walsh, HR director
- Gwyn Burr, customer director

*Also members of J Sainsbury plc Board

October 8, 2007

SAINSBURY'S ANNOUNCES NEW OPERATING BOARD APPOINTMENT

Sainsbury's has appointed Dido Harding to the role of convenience director. She will join Sainsbury's in the Spring of 2008 and will also be a member of the company's Operating Board. Dido is currently with Tesco where she has held a variety of senior roles both in their UK and international businesses. She has considerable retail experience, including strategic roles at Kingfisher and Thomas Cook, and began her career as a consultant with McKinsey.

Dido will take over from Lawrence Christensen who has been leading the division since June 2006, and who was previously Sainsbury's supply chain director for two years. Lawrence will continue to lead Sainsbury's Convenience until Dido arrives and completes a period of induction.

Justin King, Sainsbury's chief executive said: "We're delighted to welcome Dido to Sainsbury's and look forward to her arrival. I am also very grateful to Lawrence for the significant contribution he has made to developing our convenience business. I am sure his support will be invaluable to Dido as we welcome her to the business.

"Growing our presence in the convenience channel has been an important part of our Making Sainsbury's Great Again plans. We've made great progress over the past three years, both through acquisitions and also new store openings, but we know there is further potential. Dido's combination of marketing, trading and operational experience means she is ideally qualified to lead the next stage of this development."

Sainsbury's currently operates 305 convenience stores, and recently acquired 15 stores from Kwik Save. In 2004, the Company committed to growing sales in the Convenience division by £400m by March 2008. In addition, new 3-year targets were set out in May 2007 with plans to open 100 new convenience stores by March 2010.

- Ends -

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 7295

Notes to editors

Dido Harding career summary:

- 2001-to date, Tesco Plc
  - 2006 to date, CEO Development Program
  - 2004-2006 International Support Director
  - 2001-2004 Commercial Director, Added Value Foods (UK)
- 1998-2001, Kingfisher Plc
- 1995-1998, Thomas Cook Ltd
- 1988-1995, McKinsey & Co

Sainsbury's Operating Board members:

- Justin King, chief executive officer*
- Darren Shapland, chief financial officer*
- Mike Coupe, trading director*
- Roger Burnley, supply chain director
- Ken McMeikan, retail director
- Imelda Walsh, HR director
- Gwyn Burr, customer director

*Also members of J Sainsbury plc Board

October 8, 2007

SAINSBURY'S ANNOUNCES NEW OPERATING BOARD APPOINTMENT

Sainsbury's has appointed Dido Harding to the role of convenience director. She will join Sainsbury's in the Spring of 2008 and will also be a member of the company's Operating Board. Dido is currently with Tesco where she has held a variety of senior roles both in their UK and international businesses. She has considerable retail experience, including strategic roles at Kingfisher and Thomas Cook, and began her career as a consultant with McKinsey.

Dido will take over from Lawrence Christensen who has been leading the division since June 2006, and who was previously Sainsbury's supply chain director for two years. Lawrence will continue to lead Sainsbury's Convenience until Dido arrives and completes a period of induction.

Justin King, Sainsbury's chief executive said: "We're delighted to welcome Dido to Sainsbury's and look forward to her arrival. I am also very grateful to Lawrence for the significant contribution he has made to developing our convenience business. I am sure his support will be invaluable to Dido as we welcome her to the business.

"Growing our presence in the convenience channel has been an important part of our Making Sainsbury's Great Again plans. We've made great progress over the past three years, both through acquisitions and also new store openings, but we know there is further potential. Dido's combination of marketing, trading and operational experience means she is ideally qualified to lead the next stage of this development."

Sainsbury's currently operates 305 convenience stores, and recently acquired 15 stores from Kwik Save. In 2004, the Company committed to growing sales in the Convenience division by £400m by March 2008. In addition, new 3-year targets were set out in May 2007 with plans to open 100 new convenience stores by March 2010.

- Ends -

Enquiries:

Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

Media
Pip Wood +44 (0) 20 7695 7295

Notes to editors

Dido Harding career summary:

- 2001-to date, Tesco Plc
    - 2006 to date, CEO Development Program
    - 2004-2006 International Support Director
    - 2001-2004 Commercial Director, Added Value Foods (UK)
- 1998-2001, Kingfisher Plc
- 1995-1998, Thomas Cook Ltd
- 1988-1995, McKinsey & Co

Sainsbury's Operating Board members:

- Justin King, chief executive officer*
- Darren Shapland, chief financial officer*
- Mike Coupe, trading director*
- Roger Burnley, supply chain director
- Ken McMeikan, retail director
- Imelda Walsh, HR director
- Gwyn Burr, customer director

*Also members of J Sainsbury plc Board

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 08 October 2007

Dear Sir

J Sainsbury Announces: Notification of relevant securities in issue.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 8th October 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

Sainsbury(J) PLC
08October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,016,692 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
08October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,016,692 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
08October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,016,692 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
08October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,016,692 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
08October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,016,692 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

RECEIVED

2007 OCT 25 P 1:23

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 11 October 2007

SUPPL

Dear Sir

J Sainsbury Announces: Notification of relevant securities in issue.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 11th October 2007.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

Sainsbury(J) PLC
11 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,046,932 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
11 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,046,932 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
11 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,046,932 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
11 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,046,932 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
11 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,046,932 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

RECEIVED

2007 OCT 26 P 1:24

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 10 October 2007

SUPPL

Dear Sir

J Sainsbury Announces: Notification of relevant securities in issue.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 9th October 2007.

Yours sincerely

PP

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

Sainsbury(J) PLC
09 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,029,829 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
09 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,029,829 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
09 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,029,829 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
09 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,029,829 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
09 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,029,829 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

RECEIVED

2007 OCT 25 P 1:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 10 October 2007

Dear Sir

J Sainsbury Announces: Notification of relevant securities in issue.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 10th October 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

20/000677

Sainsbury(J) PLC
10 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,030,996 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
10 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,030,996 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
10 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,030,996 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
10 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,030,996 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
10 October 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,742,030,996 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by Delta (Two) Limited, His Excellency Sheikh Hamad Bin Jassin Bin Jaber Al Thani or Sainsbury's,
or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

END